Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES HEALTH CANADA APPROVAL FOR OLEPTRO™: A NEW ONCE-DAILY ANTIDEPRESSANT FOR THE TREATMENT OF MAJOR DEPRESSIVE DISORDER

– Company Advancing Partnership Discussions and Preparing for Canadian Launch –

LAVAL, QC, January 20, 2011 – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that Health Canada's Therapeutic Products Directorate (TPD) has approved OLEPTRO™ (trazodone hydrochloride Extended Release Tablets), a novel once-daily formulation of the antidepressant trazodone, for the symptomatic relief of Major Depressive Disorder (MDD) in adults. OLEPTRO™ acts as a serotonin antagonist reuptake inhibitor (SARI), providing physicians and patients in Canada with a new option in the treatment of MDD.

“We are pleased to announce the approval of OLEPTRO™ in Canada – the second approval for this drug in 12 months,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Our plan is to commercialize OLEPTRO™ in Canada with a marketing partner and we are advancing discussions towards this end, while at the same time preparing for the launch of our product.”

MDD is a common mental illness often characterized by a combination of emotional, somatic and behavioral symptoms.1 Approximately 1.6 million Canadians suffer from depression in a given year and more than one in ten Canadians over the age of 15 will suffer from depression during their lifetime. The incidence is highest among women and in younger age groups, and the strongest risk factor is having a family history of major depression. Depression is one of the leading causes of disability globally. Sales of antidepressants in Canada in 2009 totalled almost $1 billion.

Nearly 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks,

1 Bostwick, J.M., A Generalist's Guide to Treating Patients with Depression with an Emphasis on Using Side Effects to Tailor Antidepressant Therapy. Mayo Clin Proc. 2010;85(6):538-550

due to reasons such as lack of efficacy, exacerbation of symptoms, including sleep disturbance and agitation, and/or adverse events such as weight gain or sexual dysfunction.2

“OLEPTRO™ offers Canadian physicians a therapeutic alternative for treating their patients with major depressive disorder, one that combines the mechanism of action of a serotonin antagonist reuptake inhibitor, or SARI, with a novel once-daily dosing option," said Dr. Jeffrey Dayno, Chief Medical Officer, Labopharm Inc. "This is important because we know that patients with MDD present with unique symptom profiles and respond differently to treatment. Physicians appreciate options to better individualize patient care.”

OLEPTRO™ utilizes CONTRAMID®, Labopharm's clinically validated technology that controls the release of active substances within oral medications.

“An important factor often arising in the clinical management of depression is the need to switch antidepressants or to prescribe additional medications to address antidepressant-induced side effects such as sexual dysfunctions and poor quality of sleep,” commented Dr Pierre Blier, Director of Mood Disorders Research at the University of Ottawa Institute of Mental Health Research. "With OLEPTRO™, Labopharm has developed a new formulation of trazodone that effectively treats patients with depression and provides a tolerable side effect profile. In fact, OLEPTRO™ was shown to be statistically superior to placebo in the Phase III placebo-controlled clinical study in Major Depressive Disorder and was associated with an improvement in the quality of sleep. The incidence of agitation, weight gain, and sexual dysfunction was no different from placebo.”

About the OLEPTRO™ Pivotal Study

An eight-week randomized, double-blind, two-arm, multi-centre study in patients with unipolar major depressive disorder demonstrated OLEPTRO™'s efficacy as a treatment for depression. The primary efficacy endpoint of the study was to compare the change in the Hamilton Rating Scale for Depression (HAMD-17) total score from baseline to the end of the study in the OLEPTRO™ group versus the placebo group. The results of this study, which were published in the May 2009 issue of Psychiatry, included the following:
• The change from baseline in mean HAMD-17 total score was seen as early as week 1 and throughout the 8-week study vs. placebo (p<0.05) (full antidepressant effect may take 4 to 6 weeks);
• No notable weight gain and a low incidence of sexual dysfunction;
• The most common adverse events (incidence ≥5% and twice that of placebo) were somnolence/sedation, dizziness, constipation and blurred vision;
• In the OLEPTRO™ group, only 4 percent of patients discontinued treatment due to somnolence or sedation;
• Statistical significance was achieved for the majority of prespecified secondary endpoints.

About OLEPTRO™

OLEPTRO™ is a novel once-daily formulation of the antidepressant trazodone hydrochloride for the symptomatic relief of major depressive disorder (MDD) in adults. It uses CONTRAMID®,

2 Lin E.H. et al. Medcare.1995;33:67-74

Labopharm's clinically validated technology that controls the release of active substances within oral medications and which allows for a high drug-loading capacity. The tablets may be broken in half along the score line without compromising the extended release properties. As a formulation of trazodone, OLEPTRO™’s mechanism of action is such that it acts as an antagonist at different families of serotonin receptors in addition to acting as an inhibitor of serotonin reuptake.

OLEPTRO™ was approved for the treatment of major depressive disorder in adults and launched in the United States in 2010.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. (and approved in Canada under the same name) and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S. Labopharm's third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

This press release contains forward-looking statements, including statements concerning the ability of the Company to find a distribution partner for OLEPTRO™ in Canada, statements concerning market opportunity for OLEPTRO™, statements concerning the regulatory approval and launch of the Company’s twice-daily tramadol-acetaminophen product in certain European countries, and statements concerning the Company’s pipeline of product candidates, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™ is a trademark of Labopharm Inc. CONTRAMID® is a registered trademark of Labopharm Inc.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com